

LIQUIDPISTON

2019 Report

Dear investors,

2019 was an incredible year. Commercially, we signed 4 funded customer programs (pilot studies), totaling $1.1M. Some of these programs have the potential to scale into full blown development programs. We were featured by the Army as an award winner in the ASA(ALT) XTechSearch competition, and we flew our engine on heavy fuel in a 55lb UAV.

In terms of technology development, we developed and demonstrated a 2-stroke version of our engine, which has shown promise to increase power by up to 60% or more, for the same weight, and we demonstrated conceptual feasibility toward adapting our engine to various applications from 5-400 horsepower.

We look forward to what 2020 will bring, and beyond.

We need your help!

We appreciate the long-term support of our investors. Developing and introducing a new type of combustion engine is a challenge – if it were easy, someone else would have done it long ago! We appreciate the continued support, patience, and enthusiasm of our investors as we move the company forward. For those interested in investing more, please visit our website and reach out to us (right now there is an opportunity for accredited investors to invest directly in the company. For others, please sign up on our website to get updates). We are also looking for partners in defense and aerospace. If you are well connected with a potential partner, please feel free to introduce us. Thank you!

Sincerely,

Alexander Shkolnik
CEO

Nikolay Shkolnik
CTO

Our Mission

We can't overstate how important our new thermodynamic cycle is - this is the first leap forward in combustion engine technology in 85 years. We've exceeded objectives in several multi-million dollar government contracts, and received follow-up funding to continue R&D. We have huge enterprise customers lining up for potential licensing deals. Initially, we will be 100% focused on military applications. We won't stop, however, until we overturn the entire $400 Billion combustion engine market.

See our full profile

How did we do this year?

Report Card

A-

The Good

- Engaged with 4 major customers / potential partners (1 automotive, 3 aerospace)
- Partner feasibility programs went well
- Army XTechSearch Finalist

The Bad

- Large fund raise has been slower than desired, but we did sell out $1.07M RegCF on StartEngine in less than 9 hours (January 3, 2020)
- Large industrial partners and DoD can be slower than our fast startup pace would like
- Covid-19 is impacting meetings and most employees are working from home

2019 At a Glance

January 1 to December 31

$2,093,908 [26%]
Revenue

-$1,205,366
Net Loss

$2,472,606 +97%
Short Term Debt

$1,414,317
Raised in 2017

$1,488,105
Cash on Hand
As of 03/ 1/20

INCOME | BALANCE | NARRATIVE

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

Engines are dirty, and physics tells us we can do better! We've developed an optimized thermodynamic cycle and built a fundamentally new combustion engine that's cleaner, cheaper, quieter, and smaller. Compared to piston engines, our "X" rotary engine can be ~5-10x smaller and lighter than a Diesel, and up to 2x more efficient than a gasoline engine. An electric vehicle using LiquidPiston combined with a small battery pack could have a lower CO2 footprint compared to plug-in electric vehicles.

We can't overstate how important our new thermodynamic cycle is - this is the first leap forward in combustion engine technology in 85 years. We've exceeded objectives in several multi-million dollar government contracts, and received follow-up funding to continue R&D. We have huge enterprise customers lining up for potential licensing deals. Initially, we will be 100% focused on military applications. We won't stop, however, until we overturn the entire $400 Billion combustion engine market.

Milestones

LiquidPiston, Inc. was incorporated in the State of Delaware in June 2004.

Since then, we have:

- Since then, DARPA awarded a Phase 2 $2.5M development contract in October 2017, a follow-on to our 2 DoD contracts, totaling $5.5M in non-dilutive funding.

- New engine architecture could improve fuel efficiency by up to 2x over a gasoline engine while reducing size and weight by up to 10x over a diesel engine.

- 51 patents issued or pending in the U.S. and internationally.

- Our 70cc "X mini" engine is a 3-5hp gasoline engine the size of a honeydew melon. Measured 50% increased efficiency over comparable per-cylinder displacement gasoline engine. The engine is being inserted into a 2kwe hybrid electric generator for Army applications.

- Our 750cc "X-4" engine is a 40hp rotary Diesel X engine "Alpha" prototype, which ultimately may fit in an 11" box while weighing just 40 pounds. We are proving it's efficiency and power.

- Completed $1M "seedling" program with DARPA in 2015.

Historical Results of Operations

- *Revenues & Gross Margin.* For the period ended December 31, 2019, the Company had revenues of $2,093,908 compared to the year ended December 31, 2018, when the Company had revenues of $2,840,294. Our gross margin was 78.3% in fiscal year 2019, compared to 100.0% in 2018.

- *Assets.* As of December 31, 2019, the Company had total assets of $2,596,438, including $1,554,653 in cash. As of December 31, 2018, the Company had $2,810,436 in total assets, including $2,082,830 in cash.

- *Net Loss.* The Company has had net losses of $1,205,366 and net losses of $949,708 for the fiscal years ended December 31, 2019 and December 31, 2018, respectively.

- *Liabilities.* The Company's liabilities totaled $3,197,606 for the fiscal year ended December 31, 2019 and $3,444,661 for the fiscal year ended December 31, 2018.

Related Party Transaction

Refer to Question 26 of this Form C for disclosure of all related party transactions.

Liquidity & Capital Resources

Through December 2019, the company has been financed with $4,394,466 in convertibles.

We plan to use the proceeds as set forth in this Form C under "Use of Funds".

We will likely require additional financing in excess of the proceeds from the prior Offerings in order to perform operations over the lifetime of the Company. We plan to raise capital in 6 months. Except as otherwise described in this Form C, we do not have additional sources of capital other than the proceeds from the offering. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

Runway & Short/Mid Term Expenses

LiquidPiston, Inc. cash in hand is $1,488,104.61, as of March 2020. Over the last three months, revenues have averaged $136,184.08/month, cost of goods sold has averaged $29,554.33/month, and operational expenses have averaged $192,544.14/month, for an average burn rate of $85,914.39 per month. Our intent is to be profitable in 0 months.

Since the close of 2019 we launched an equity crowdfunding round which closed April 3, 2020 with proceeds of approximately $1.07M less fees.

We are between government and commercial contracts as of today, with several potential sources of new contracts pending. Revenues may reduce as the company is between contracts. We are looking to raise an equity round, and also applying for a number of other government contracts in addition to commercial development contracts.

Net Margin: -58% **Gross Margin: 78%** **Return on Assets: -46%** **Earnings per Share: -$0.29**

Revenue per Employee: $116,328 **Cash to Assets: 60%** **Revenue to Receivables: 693%** **Debt Ratio: 123%**

LPI_Audited_Financial_Statements_2018-2019.pdf

We ❤ Our 1105 Investors

Thank You For Believing In Us

Barnaby Zelman
Bruce Emerick
Ron Quartel
Timothy Quek
Teodulo Ted SANCHEZ
Russell Murphy
Paul Anguiano
Roland Chow
Ted FRALEY
Jake McCarthy
Walter Hughes
Todd Werner
Jayachandran Nair
Joshua D Hicks
Joel Hughes
Aalap Sharma
Chris Calabrese
Karl T. Ulrich
Byron W Fain Pershing
Wayne Greene
Alexander Strange
Evan J SEGAL
Benjamin Ross Pereus
Chandra Innuganti
Alastair Lea
Jake McCarthy
Kim Thomas
William HANSEN
Clay Fulk
Kevin Kwok
Kurt Stahlfeld
Nik Hart
Chris Kibbe
Praneeth Pulusani
David Friedman
Adrian Van Luven
Alan Raphael
Jorge Diaz Rivera
Alan Jacobson
Ed Strasbourger
Joseph Coco
Michael Thomas
Howard Stark
Carol Battle
Sean Marsland
Mike Wienick
Robert Kieronski
Paul Aho
Reid E. Culton
James George
Connor Watson
Bill Shevlin
Mark Plichta
Johannes Guenther
Billy Myles

Andrew Douglas VanderP...
Patrick Quane
Candee Lynn Wilson
William Cline
Anthony Palumbo
Brad Yasar
Evan O'Brien
Dean Hawkey
Anna Morrison
Tori Carlile
Rob Britton
Henry Henderson
Steven Humphrey
Antonio D'souza
Thomas Coppola
John Klemenc
Robert White
Barry R. Gager
Gokul Sahni
Larry Berman
Venoodhar Reddy
Sam Simonovich
Guy Rodgers
Tim Fielding
Douglas Greenwood
Vivek Dixit
Charles Johnson
Yoav Getzler
Abhishek Choudhary
Jim Rice
Bob Stearns
Stephen Traeger
Freddy Dopfel
Brandon Truong-Phan
Chuck Pisano
Richard Glick
Janine Kutas-Hille
Juan Antonio Canet
Robert A De Mattia Sr
Davin Nguyen
Roro TheeGreat
Jon Gordon
Justin Keith Reeger
Felipe Perez
Ramon Ortega
Daryl Diamond
James Boehmer
Misty Guevara
Robert Koehler
Mark Thurber
John Danesi
Charles Freehill
Ross Randrup
Paul Varkey
Karyn Ames

Stanley Forwand
Wayne Greene
Bhargav believer
Eric Ramey
Larry Berman
Christopher M. King
Seth Gregory Peyla
David D. Sproul, Sr.
Andrew Young
Grant Steyer
William Glenn Skyles
Emmanuel Thomas
David Rivers
Chisom Egwuatu
Michael V. Wood
Krishna Mohan Gummalla
Marcus Michles
Jonas V. Butkus
James O'Connell
Marcus Michles
Seth Gregory Peyla
Mark Butkiewicz
Rajkumar NATARAJAN
Edward Y S Lee
Cory Liebmann
David Gillie
Nelson Chua Tan
Stephen Foster
Modesto Martinez
Gregory Hohertz
Misty Guevara
Daniel Croley
Scott Li
Sam Roberts
Jinmei Zhang
Patrick Dowling
Troy Pack
Vikash Kumar
Mike Wienick
Hank Chen
Janak Savaliya
Olle Pellijeff
Andrew George
Gerry Wevodau
Andrew Lindley
Thomas Rye
Yuji Imai
David Nicol
Keith Adam McCracracken
Rustin Ross
Raj Thiyagarajan
Peter Van Drumpt
David L. Schell
Eduardo Armenta
Scott Borg

Wijnand D Langeraar
John S Gregg
Jason Thomas
Kevin Hartford
Barbara Jane Pinel
John Kelly Wallace
Kenneth Ignacio
Lance A Singleton
Sajad Zalzala
Matt Edgar
Pamela Rodgers
Gokul Sahni
Kelvin Mok
Demarley Holder
Jason Nobles
Doug Nesbit
Francisco Bethencourt
Joshua Meltzer
John Kelly Wallace
John S Gregg
Greg Aldrich
Goutam Torvi
Blake Edwards
Praveen Sridharan
Michael Mentele
Daniel Ely Rankin
Raymond Zialcita
E. Timlin
Nadhamuni R Kamireddy
Venoodhar Reddy
Walter Robinson
Don Schager
Ben Schott
Robert Collini
Rich Fazzolare
Daniel Shoemaker
Marcel Obrejanu
Carolyn Smith
Joseph Hilger
Kjell Shell Imsen
Roger Austin
Patrick Dowling
Walid Tarraf
George Zraick
Iran E Spradley
Paul S. Lee
Daniel Gale
Alexandru Mincu
Jorge Santillan
Mike Greenberg
Steven Burns
Dean Kennedy
Clarence Farrell
Marcus Varnai
John Christopher Hardin

Manish Chabria
Andrew C Laufer
Natch Greyes
Anthony Zamora
Jim Burtoft
Michel R Schein
Serge-Eric Tremblay
James O'Connell
Amanda J. Hardesty
Franklin Scruggs
Jean Oosthuizen
Dilraj Ghumman
James Donnell
Roop Pondicherry
Randy James
Ben Estep
Srinivas Gadiraju
Jonas V. Butkus
Jason Nobles
John Klemenc
Travis Bowlby
Wayne Miller
Steven A Pennell
Omar Plummer
Clay Fulk
Curtis Lee Hugo
Thomas Kiefer
Mark Nelson
Finnian Cornelison
David Gillie
James Harbal
Jacob Allred
Praveen Suluvai
Igor Z
Donald Coleman
John Janecky
Heino Hynninen
Michael Schmidt
Olle Pellijeff
Robert Kieronski
Michael Buschman
Heino Hynninen
Benjamin Djidi
Mircha Osain
Jonathon Bisset
Chinta Mani Bajgai
Andrew Loh
Boris Krasnoiarov
Darryl Hagman
Istvan Toth
John Jenks
Michiel Holley
Art Barrett
Anna Davis
Sam Olaniran

Tom Dalton
Early David Ehlinger
Thom Schotanus
Mk Anderson
Todd Hendricks
David Hourani
Dodge Rodgers
Gerry Cardinal III
Charles D. Hicks
Manford Fern
Kurt Stahlfeld
Sheila Schaefer
Riley Johnson
Emily Connor
Lawrence J Masotti
Scott Kuryak
Roger Guo
Kurt Stahlfeld
David D. Sproul, Sr.
Jim Burtoft
Himanshu Kapoor
Jon Biggs
Bernard Ogon
Rex Plumlee
Yuanyan Wu
Marty Blackmon
josue guevara
Daniel T. McCaffery
Ronald Alan Brooks
Tori Carlile
Christopher Stegeman
Keith Kay
William Bradley Crosby
David Thierman
Joel Gabriel
Walter Morgan
Rupesh ROY
Jose A. Gomez
David Morales
Bruce Cardiff
Karthick Sankarachary
Mikael Strahlem
Marek Nenadal
Lee Sherman
William Pena
Rick Prasad
Surej Manappatty
Chuck Pisano
Robert George Elves
Keith Guerin
Kenneth R. Welsch
Morris Gelman
Ron Gajewski
Carlos Masauding
James W. Vain

Rem Darbinyan
Luis Gabriel Cabrera Mora
Ankur Tangirala
Michael D McConaughy
David Dupuy
Steve Gara
Byron W Fain Pershing
Andrew W
Lucas Norrie
Sean Hennessey
Sharath Murthy
Jeffrey Carter
Steven Green
David Rakoff
Chris Cassara
Jim Noha
Takeo Aso
Tori Carlile
Doug Nesbit
Paulo Cesar Waidzik
Victor Variz
Ernesto Martinez
Paul Wells
Raphael Everest Huber
Sankarananda Basak
Andrew Gazdecki
Christian Mark Warren
Alfonso Aduna
Luis Gabriel Cabrera Mora
Jake McCarthy
Richard Tran
Carl Lumma
Enrico Piazza
Greg Horrall
Kwame Lewis
Bobby Hammond
Mike Greenberg
Tom Lowe
Kenneth Dickie
George Lugo
Christopher Weaver
Amit Chheda
Scott E Kaplan
Michael T Zinga
Stephen Maxwell
Enrico Piazza
Sydney Brown
David Williams
Den Parnovsky
NEAL RICKS
Nikki WILLIAMS
Patrick Henry
William T Fuller Jr
Chinedum "Chin" Uguru
William D. Tillmon

Mohammad S. Bhuiyan
Rory Meyer
Matthew Milner
Tom Ordanis
Alexander Burkhardt
August Haugan
Matthew Chapman
Mahita Mishra
Hubert Middleton
Leonard Goerss
Santosh Kumar
David A Burnie
Richard Servatius
Cody Heisinger
Stephen William WALLS
Richard Servatius
Pete Cooper
Tony Folino
Thomas G Blomstrand
Lawrence Winnerman
Patrick McMorrough
Lonnie R Holland
Julio Castellan
David Ross
Albert Huang
Robert Moore
Fakheruddin M Mustafa
Michael Golden
Michael Lee
Velmurugu Manoharan
Kelly Beeton
Cynthia Cassandro
Jeff Moulton
Mark Cecconi
Terence Teruya
Dale Gehrlein
Richard Lee Frost
Edward S. Yco
Matthew E Silverman
Ling Fan
Richard Pollack
Robert W. Dyess
Gary R. Parvin
Andrew Wright
Vural Tuna
Nauman Siddiqi
Gregory Kinsman
VUGAH MUNANG
Cody Hays
Joseph M. Osborne
Harold E WILLS
Richard Targow
Dimitry Snezhkov
Marcus Shaw
Robert Smith
Ryan Bello
John Kenyon
James Jung
Watchdog Investments LLC
Stephan Goldstein
Jonathan Moon
Michelle Lai
Anand Mukherjee
Edgar Mauricio Cadena P...
Pratap Manne
Gregory Stephens
Frank Little
James Williams
Mary Bassett
Lyndon Steward
John T. Riecker
Lon HOSKINS
Delbert Horn
Carl Goran Nyrell
Sharon Leonard
Robert Benham
Charles Eck
Chang Woo Lee
Jude Kidder
Jonathan Heiss
Louis Adam
Midhat Qidwai
Abdullah Almutlaq
Rosalie Fray
Mark Olsen
David Drabkin
James Marsh
Robert Noack
Roanne Wamil
Davender Bhardwaj
Donald Ochs
Amanda Goins
David Russ
Arthur Luna
Hardy Bonatua Siahaan
John Gaczewski
Kenneth Strange
Ron Southern
Scott Gall
Michael Delaney
Michael Skora
Jay Patel, MD
David West
Clifford Ward
Everett Pagett
Kenneth O'Donnell
Jack Heald
Leonard Goerss
Lee Andrews
Mark W Peterson
Byron W. Smith
Mark Weissman
Peter Van Drumpt
Larry Griggs
Jeffrey N. Vargas
John Capece
Cameron J. Figgins
John Clifford
Leonard Goerss
Joshua Littmann
Raylen Worsham
David Bayer
Michael DeLaMater
Anand Agarwala
Kenneth Shelton
Christine Linker
Troy Ochowicz
Balaji Sathyanarayana Rao
Michael Zarembski
Darin Brownlee
William Golden
Mohan Rangan
Aaron Christensen
Charles Illingworth
Mj Ochs
Gordon Louis
Nathanael Pine
Richard Bjelland
Marius Beceanu
Ethan Robinson
Donald Franklin Rhoad
Himanshu Surti
Joseph J Egan
Eric Nicholas
Syed Ishaq
Tara Geria
Delbert Horn
Michael Reding
Michael D Greene
Ross A Brewer
Fred George
Brian F. Chrest
Richard Berard
John Reilly
Titus Oparaocha
Michael Istfan
Joe W. Smith
Melvin Kestner
Ma Cecilia CRUZ
Harry Edwards
Jacob Varshal
Kenneth G. Hoffman
Jeffrey Alan Pedroley
Jim Chrena
Vladyslav Ovchynnikov
Benjamin DeMasi-Sumner
Dan Schoeffler
Alec McNayr
Arthur Malkani
Kyriacos Skevas
Jayy Hall
Andrey Patrov
Donald Tyler
Eric F Johansen
Dan Schoeffler
Brian Widrig
David Murray
Joshua Southward
William W Loomis
Josef Stastny
Johnson AKINBODUNSE
Gary G. Baxter
Jonathan Block
Carol Davids
Herb Pagano Jr
Betty M CULPEPPER
Andrew Michael Maynarich
Sean Rogers
Margot Paavel
Sabih Anwer Banty
Gaylord Fines
Chris Keenan
Hashim Bharoocha
Evan Geller
Douglas Gaasvig
Kelly House
Filipe Peerally
William HOLTHAUS
Robert Balsamo
Jay Moskowitz
Gill Gavin
Michael Teske
Paul Lyons
Stephen Clark
Kirill Menaker
Martin Wagner
Michael Metz
Emmanuel Morris
Dennis Templeton
Kevin Pacheco
Jacob Lehner
Anthony Omokha
Md Pham
Herbert Hanson
David A Burnie
William T Fuller Jr
Anthony Omokha
Eustachio Caporusso
James Vickers
Hubert Middleton
Joseph Hammett
Robert Stoddard Jr.
John Rasmussen
Mark Patterson
Edward Gene MUMPOWER
Joseph C. Oliver
Timothy Michael Miller
Justin Davis
Al Zak
James Young
Greg Skiff
Matthew Gidicsin
Benjamin O'Brien
Larry E Proud
James Gray
Fenil Shah
Lauren Boyd
Daniel Denton
Phil Turturici
T Clive Reynolds
Gabriel Voehl
Jared Zito
David Reardon
Louis H Elwell, III
Dave Edvalson
Mark Hayes
Mark Sulkowski
Debra A Schultz
Thaddeus Onwuka
Bobby Silaphet
Lawrence Matta
Richard Young
Sharon Shemtov
Johnathan Kelly
Chad Quinn
William Berard
John M. Wagner
Eric F Johansen
Sukrant Gupta
Erica Billings
Javier Olivera Whyte
Robert Jacques
Jeff Jack
Spencer Smith
Brian Lallement
David Handley
William Nabors
Garry CHAN
John Hammar
Marsha Isbell
Evan Geller
Richard P. Barnitt
Andreas Skevas
Vincent Lee
Richard Targow
Richard Burgos
John Osher
Brian Corcoran
Kenneth Shelton
Sean Peters
Raymond K. Lutz Jr
Howard Talesnick
Kenneth Welborn
Joshua Reed
Mahlon D. Horton
John Young
Clark Rollins
Taurino Rodriguez
David Stockwell
Craig Seeman
Harold Robert Kidder
Colin Church
Tyler Cook
Evan Geller
Ethan Leduc
Gerry Bonn
Nathan Webber
Jeff Shih
Shiloh Acres LLC
Clayton Dolan
James Penuel
Peter Gibbons
Morgan O'Rourke
Ian Davison
Jason Markulike
Zac Weidner
Moises Arturo Cervantes ...
Jason A CAMPBELL
Richard Targow
Ricardo Montoya
Colin Robert Russell
Henry A Iannuzzi
Marek Vrba
Lafaiol Charles
Marcus Cuda
Maria & Jerry Weaver
Sean McDonald
Rob Bunn
Patrick Henry
Craig Sweet Kenyon
Randall Huddleston
Girish Amin
Brian Purdy
Joon K Kim
Kody Bartz
Dawn Koncsol
Robert GILBERT
Rudi Buergi
Sreenatha R Palnati
Van Duc Nguyen
Benjamin DWYER
Rich Robison
Morris Jones
John J Longeway
Paresh G Vallabh
Gregory Boyle
Deborah Stone
Anthony Picciuto
Brady Fuller
Margaret Brown
Milad Gerges
Jinuck Lim
Yury Stolyarov
Thomas Kelley
Tyler Buck
Richard Miller
David Harkman
Brenda HAY
Rodney Wade
Walter Kaffenberger
John Bell
Wes Ross
Renato Franzellin
Chris Sedore
Kevin Hayes
Viswanadha R. Bommepa...
Benjamin Zand
Emmanuel Mboho
Nicholas Hepher
Steve Morse
William Pitts
Mary Bassett
Seth Gibelyou
Stephen Yoskowitz
Andrey Patrov
David Li
Mitchell Ange
Robert Hodson
Michael Delaney
Valerie Grant
Sean Peters
Joseph Diokno
Carmine Barone
John T. Riecker
Matthew Egen
Douglas M Rawlings
Venkata Sanyasi Rama Sa...
Phil Apostolou
John HYDER
Gabriel Lee
Martin Wagner
Kishore GADHIRAJU
Christopher Jackson
Vural Tuna
James Jung
Nathan Webber
Brenda Richards
Joseph Herrera
Jeff Pasquerella
Kamal NASIR
Tonya Sharps
E James HURRLE
Hung Le
Aleksandr Trofimob
Michael Littlejohn
Johan Bij De Vaate
Vikash Kumar
Laurence Mann
Montgomery Close
Jannes Van De Ven
Bal Bharati
Jason Roben
Galen Siler
John Signorino
Mark /Barbara Niekamp
Jonathan Balashaitis
Grant Baker
Habroush Al Suwaidi
Elizabeth Dawson
Kevin Fullerton
Joshua Niese
Joseph Herrera
Richard Servatius
Dave Soerens
Don Oliver
Stephen William WALLS
John Capece
Thomas McDonough
Hok Gouw
David Detzel
Alexander Gostev
Alan E Howard
Maria & Jerry Weaver
Jonathan Cherwa
Mike Stockhausen
Jeff Moore
Jason Moore
Thomas Kollar
David Cantella
Earendil Engelmann
Fred Katzman
Kenneth W Riches
Loretta Alves
Sure Chap
Martha W D Bushnell
Stephan Tornier
William Gray
Harold Lane
Katlego Tlale
Francisco I Ordonez
Desmond Wan
Dale Conzelmann
Chelsea Scheiber
Jacquelyne Nichols
Stuart Bunker
Wayne Bucher
Eric Anderson
David Robbins
Steve Shill
Edward J ESPOSITO
Lane B Wyatt
Eric Hoxie
Greg Peyla
Danny Gorman
Richard Robinson
Karen Moore
Matthew Regen
Laurens DeHaan
Baha Alqam
Daniel Smith
Yosef Magid
Paul Joseph Whelehon
Clyde Tenn
Landrade H. Abueva
Vinod Govindharajan
Ken BREHNAN
Andy Lo
Robert D. Fife
Steven Zimmerman
Ted Apple
Frank Szinger
Paul Thompson
Chris Bramon
Jeff Winter
Ethan So
David Cohen
John Pigott
Todd G Nelson
Lyndon Steward
Manish Thakrar
Nathanael Pine
John Dixon
Myron C. White
Brian Lallement
William Golden
Steve Brady
Tom Isbell
Ajay R Shah
Frances Webb
Sanjeev Munjal
John Carruth
Wassim Hassan Subratty
Louis Carr
Carlos Salas Porras S.
John W Gallivan, Jr
Michael Keplinger
Sharathchandra Gudugun...
Harvey Green
Christopher Ward
Johnson Babu Jagasetty
Joseph Foelker
Richard Vollertsen
Raymon Orange
Naina K Dhaurali
Joseph Mollura
David STEVENS
Des O'Toole
Jedidiah Hooper
Jeremy Black
Mark Cruz
Pavel Jaros
Michael Gately
Doug Nichols
Adam Wofford
Michael Golden
Justin Lamoureux
John Sims
Vamsi Addanki
Stephanie Makishima
Alan E Howard
William Dennison II
Jeff Lloyd
Jemin Patel
John Coffin
Morris Gelman
Wiley Allen
Steven McNutt
Satya Allaparthi
Amy T Mintner
Jonathan Madden
Tanya Boettcher
John Dixon
Perry M Chappano
Anton Strom
Eliot Flannery
Terry Osborn
Craig C. Kinsey
Brian Krulik
Jimmy L Hudson
Martin Wagner
Jj Kane
Dominiq Bing
Patricia Osbourn
Artemio Alvarez III
Noel P HYMAN
David M. Angers
Nahiem Hood
Andrew Dysart
Frederic Ellise
Nathan Coffelt
James P. Pinney
Susan Hoffert
Anthony D Nickelatti
Richard Roberts
Oleg Kozhukhovskiy
Shamir Furtado
Melissa Allen
Fred Wolfe
Joel Samuelson
Drake Russell
Michael Nagy-Deak
Ron Yaniv
Brad G Farber
Abinet Boku
Thomas Wojcik Jr
Marc H. Ferrera
Steven Frazier Child
Jacek Kalmus
Barbara Parris
Philip Crow
Brian Nicholson
Robert A. CRISOSTOMO
Phil Apostolou
De Wayne Mauzey
George Mc Ginty Stoneha...
Jeffrey Alan Peck
Kristen Kekaiwahinenanii...
John HYDER
Pamela Chan
Peter Andrews
Mark Schroeder
Murugesh Naidu
Arthur Malkani
Richard P. Barnitt
James Young
Paul Thompson
Mahesh Sethuraman
Michael Golden
Melvin Kestner
Joe And India Isbell
Connor Whitman
Steven Saunders
Donald V Stitz
Randall Morisch
Jeffrey S. Barnett
Sean Forney
Robert W Lindemuth
Lilieth AgardSmith
Blair Sheppard
Doug Scott
John Tran
David West
William Barney
Robert Resnick
Thomas Smith
Christina Razzano
Prodromos Lazarou
Lawrence Gray
Tisha Douthwaite
Paul Short
Daniel McDaniel
Ziad Fares
Kanu Patel
Douglass C Brown
Russell C Parker
William M Dallin II
Joseph O'Connor
William Golden
John Morro
Jeremy Schmidt
Brian Prong
Craig Sweet Kenyon
David M Keith
Larry Griggs
Jeff Pinc
Monika Wescott
Richard W RICHARDSON
Dean Kennedy
Jim Dunlo
Alan Amm
Will Lee
Jon N Rasmussen
Satya Allaparthi
James Martin
Dennis Melton
Gerald Rhoades
Felix Schwartz
Dave Nelson
Hashim Bharoocha
Barry Turkanis
A.J. De Ruyter
Diane Eilenberger
James Bailar
Kimberley Robertson
Takashi Tokudomi
Ricky Mac
Jeff W
Renee Schaeffer
Tom Janotti
Janou Perczek
Siri Kumar Kambam
Terry Carlson
Keith D. Munroe
Joel Rahn
Tom Dolezal
Richard Burgos
Caleb O'Dowd
Rodge Bickerataff
Joseph Kreinbrink
Lon HOSKINS
Long Van Nguyen
Michael Zoll
Louis Gonzales
Grant Ross
Patrick COLLINS
Phillip E Bolin
Brenda Richards
Curtis Nare
Tony M Thurston
Anita TANG
Richard Mauldin
Paul Overy
John Brooks
David Erickson
Jonathan Gutwein
Chi Chan
Robert T Cunningham
Jeremiah Dick
Bush Sivonsay
Gina S. Ghent
Shane Peters
Mark Morris
Alyssa Kennedy
Manish Thakrar
Sue And Claude Wise
Joseph C. Oliver
Stephen Johnson
David Lerner
Bruce Mortensen
Stephan Goldstein
Robert Jacques
Neville George
Devon Khan
Christopher Wanta
Scott Haralson
Ashish Pandey
Smith J. SAINT-AIME
Travis Johnson
Kerry Witte
Rene C. Martens
Steven Frazier Child
W. Majors Harris
Jacob Adelman
Rudy Banerjee
Lindsay Paige Knowles
Steven Chang
Raymond Padilla
Donald Scrivener Jr
Kevin Oh
Kenneth Forsythe
Dale Pittman
Thomas A Milnes Coates
Richard Dornier
Joshua Moore
Christopher Cho
Timothy Setter
Roger M Bean
Jeffrey Parkin
Mark Craig
Rudy Banerjee

Thank You!

From the LiquidPiston Team


engineexpo2013

Alexander Shkolnik
CEO



Nikolay Shkolnik
CTO

Details

The Board of Directors

DIRECTOR	OCCUPATION	JOINED
Nikolay Shkolnik	CTO @ Liquid Piston	2007
Per Suneby	Managing Director @ Sternhill Associates	2016
Alexander Shkolnik	CEO @ Liquid Piston	2007

Officers

OFFICER	TITLE	JOINED
Nikolay Shkolnik	CTO, VP of Research and Development	2007
Alexander Shkolnik	CEO, President, Secretary	2007

Voting Power

HOLDER	SECURITIES HELD	VOTING POWER
Alexander Shkolnik	500,000 Common Stock	50.0%
Nikolay Shkolnik	500,000 Common Stock	50.0%

Past Equity Fundraises

DATE	AMOUNT	SECURITY	EXEMPTION
02/2016	$251,000		Regulation D, Rule 506(b)
09/2016	$1,230,000		Regulation D, Rule 506(b)
04/2017	$999,999		4(a)(6)
09/2017	$299,150		506(c)
05/2018	$200,000		Regulation D, Rule 506(b)
03/2019	$100,000		Regulation D, Rule 506(b)
12/2019	$425,000		Regulation D, Rule 506(c)
04/2020	$454,149	Common Stock	Regulation D, Rule 506(c)
04/2020	$1,064,669	Common Stock	Regulation Crowdfunding

The use of proceeds is to fund general operations.

Convertible Notes Outstanding

ISSUED	AMOUNT	INTEREST	DISCOUNT	VALUATION CAP	MATURITY
02/27/2016	$251,000			$2,700,000	
09/24/2016	$1,230,000			$15,000,000	
04/08/2017	$999,999			$25,000,000	
09/12/2017	$299,150			$25,000,000	
05/24/2018	$200,000	4.0%	0.0%	$30,000,000	05/24/2021
03/11/2019	$100,000	4.0%	0.0%	$35,000,000	03/11/2021
12/20/2019	$425,000				

Outstanding Debts

None.

Related Party Transactions

In November 2015, $2.25 million of the Company's secured convertible promissory notes, plus interest, were called by senior lenders. The Company had no means to repay the loans—the Company's outstanding liabilities were far in excess of assets. The Company was financially insolvent and in need of an immediate cash infusion to avoid dissolution. Without such infusion, immediate foreclosure was threatened by lenders, and the Company lacked sufficient capital to continue to meet operating needs. On December 1, 2015, the company Management purchased all equity and convertible note holding from Adams Capital Management. In December 2015, the company Management approached the Company and lenders with a term sheet relating to a Management Buyout / Merger in order to grant the Company the cash infusion necessary to continue operations, satisfy lenders and provide return to its stockholders. This was the only offer received by the Company. The term sheet was subsequently negotiated on behalf of the Company by an independent director, who was able to negotiate such terms with the Company's senior lenders as to avoid foreclosure and to increase the consideration offered by Management. On December 14, 2015, the Board unanimously approved the term sheet relating to the Merger, which was subsequently enacted on January 13, 2016. On that date, LiquidPiston, Inc. merged with LiquidPiston Holdings, Inc. This Holdings Company was setup and owned by Company Management. As part of the merger, LiquidPiston Inc. paid back a portion of the Notes outstanding, as partial repayment to the note lenders, and the balance of the notes were converted into Series D preferred stock. All preferred shares in the company were then converted into Common Stock, and as consideration for the merger, LiquidPiston Holdings Inc., paid an additional sum that was distributed amongst all shareholders. Subsequently, as part of the Merger, all equity, convertible notes, and stock options in LiquidPiston, Inc., were cancelled. LiquidPiston, Inc. was the surviving entity in the merger. Nikolay Shkolnik and Alexander Shkolnik each owned 50% of the surviving entity.

Name	Alexander and Nikolay Shkolnik
Amount Invested	$0
Transaction type	Other
Issued	01/13/2016
Relationship	Alexander is cofounder/CEO of LPI, Nikolay is cofounder/CTO of LPI

On January 13, 2016, the company entered into a reverse merger with LiquidPiston Holdings, Inc., with LiquidPiston, Inc. as the surviving entity. LiquidPiston Holdings was owned by Alexander and Nikolay Shkolnik. Previous debt holders were repaid a portion of debt. All remaining debt was converted to stock. All previous equity was cancelled as a result of the merger. Total repayment of debt and payout to stock holders by LiquidPiston Holdings Inc was $566,000.

Capital Structure

CLASS OF SECURITY	SECURITIES (OR AMOUNT) AUTHORIZED	SECURITIES (OR AMOUNT) OUTSTANDING	VOTING RIGHTS
Preferred	90,000	88,105	Yes
Common Stock	1,600,000	1,129,131	Yes
Debt Securities	2,895,041	2,895,041	No

	SECURITIES RESERVED FOR ISSUANCE UPON EXERCISE OR CONVERSION
Warrants:	0
Options:	200,000

Risks

Our business model relies on partners to license, co-develop and manufacture engines. If partners do not take on this capital intensive initiative, the company would require significant additional financing to bring the engines to market.

Customers are currently concentrated to two government programs. These programs focus on initial R&D efforts, and are not guaranteed to continue to mature into future programs.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

Commercialization Risk: LiquidPiston develops technology for engines. Our business model relies on potential strategic partners to 1) assist in co-development of the engine by either funding a portion of development, or investing in-kind resources to assist in the development; and 2) adopt the LiquidPiston engine technology on a licensing basis. The automotive space is known to be especially difficult for a new entrant, which is the reason we have chosen the military and small-engine markets to start, rather than going direct to automotive. However, even in these spaces, there has been no markedly new engine designs that have been successfully commercially adopted since the Wankel engine was developed in the 1960s.

Technical Risk: The basic operating principles of the 'X' Engine have been established; however, optimization remains in order to reach the full potential of the cycle and the thermodynamic cycle. In order to commercialize the technology, the engine technology may need to be matured to further 1) attain durability targets sufficient for the application; 2) attain any certification requirements, including durability, emissions, or other requirements, as established by the EPA, or the military, or otherwise as required by a customer; 3) the engine design must be iterated toward volume production, and it is not known yet exactly what the engine will cost in production, as it will be highly dependent on final application and customer requirements; other application specific requirements may be required.

Financing Risk: Developing an engine is a time consuming and expensive process. The current financing provides funding to complement certain government contracts. The company will rely on raising a Series A, later in 2018 or 2019 to accelerate commercial adoption of the technology. While we think it is likely we will raise this round, this is not guaranteed, and the company requires external financing until it is self sufficient.

Description of Securities for Prior Reg CF Raise

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company and the Board of Directors of the Company. If the Board Of Directors of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

Minority Ownership

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Board Of Directors, and the Investor will have no independent right to name or remove an officer or member of the Board Of Directors of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Exercise of Rights Held by Principal Shareholders

As holders of a majority-in-interest of voting rights in the Company, the shareholders may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor.

For example, the shareholders may change the terms of the articles of incorporation for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. The shareholders may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. The shareholders have the right to redeem their securities at any time. Shareholders could decide to force the Company to redeem their securities at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability. In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional stock, an Investor's interest will typically also be diluted. Based on the risks described above, the Investor could lose all or part of his or her investment in the securities in this offering, and may never see positive returns.

Restrictions on Transfer

The securities offered via Regulation Crowdfunding may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

- to the issuer;
- to an accredited investor[ⓘ];
- as part of an offering registered with the U.S. Securities and Exchange Commission; or
- to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Valuation Methodology for Prior Reg CF Raise

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

In the future, any value given the notes by the Company will be determined by the board of directors in accordance with U.S. generally accepted accounting principles. If the notes are traded on a market and their price is readily available, they will be valued based on their trading prices. Otherwise, they will be valued at fair market value as determined in good faith in accordance with generally accepted standards on a quarterly basis. For example, the notes may be valued based on principal plus anticipated interest payments over the course of the term of the loan. Valuation determinations will be reviewed no less than annually by the Company's board of directors.

In the future, we will perform valuations of our common stock that take into account factors such as the following:

- unrelated third party valuations of our common stock;
- the price at which we sell other securities, such as convertible debt or preferred stock, in light of the rights, preferences and privileges of our those securities relative to those of our common stock;
- our results of operations, financial position and capital resources;
- current business conditions and projections;
- the lack of marketability of our common stock;
- the hiring of key personnel and the experience of our management;
- the introduction of new products;
- the risk inherent in the development and expansion of our products;
- our stage of development and material risks related to our business;
- the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business;
- industry trends and competitive environment;
- trends in consumer spending, including consumer confidence;
- overall economic indicators, including gross domestic product, employment, inflation and interest rates; and
- the general economic outlook.

We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

Company

LiquidPiston, Inc.

- Delaware Corporation
- Organized June 2004
- 18 employees

1292a Blue Hills Ave.
Bloomfield CT 06002

http://liquidpiston.com

Business Description

Refer to the LiquidPiston profile.

EDGAR Filing

The Securities and Exchange Commission hosts the official version of this annual report on their EDGAR web site. It looks like it was built in 1989.

Compliance with Prior Annual Reports

LiquidPiston is current with all reporting requirements under Rule 202 of Regulation Crowdfunding.

All prior investor updates

You can refer to the company's updates page to view all updates to date. Updates are for investors only and will require you to log in to the Wefunder account used to make the investment.

Say Hello

Questions? Ideas? Love Letters?

Say something nice....

SUBMIT COMMENT


You're pretty neat.

You're the first one here!
Early people don't usually get a prize, so here's a love letter from us.

wefunder.com/liquidpiston/reports/2019 is managed by Wefunder Inc. *Wefunder Inc. runs wefunder.com and is the parent company of Wefunder Advisors LLC and Wefunder Portal LLC. Wefunder Advisors is an exempt reporting adviser that advises SPVs used in Reg D offerings. Wefunder Portal is a funding portal (CRD #283503) that operates sections of wefunder.com where some Regulation Crowdfunding offerings are made. Wefunder, Inc. operates sections of wefunder.com where some Regulation D and A offerings are made. Wefunder, Inc. is not regulated as either a broker-dealer or funding portal and is not a member of FINRA. By using wefunder.com, you accept our Terms & Privacy Policy. If investing, you accept our Investor Agreement. You may also view our Privacy Notice.*